UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-32305)

BANCO ITAÚ CHILE

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On November 9, 2023, Banco Itaú Chile issued a press release announcing, among other things, that (i) The Bank of New York Mellon, as depositary, issued, on November 8, 2023, a notice to the holders of American Depositary Shares representing common shares of Banco Itaú Chile terminating the American Depository Receipt program (the “ADR Program”), according to the requirements under the related deposit agreement (the “Deposit Agreement”), and (ii) the ADR Program and Deposit Agreement will be terminated on February 5, 2024.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 9, 2023
99.2	Termination Notice to the holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO ITAÚ CHILE
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: November 9 2023.